UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Exact name of registrant as specified in its charter)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Officer and Directors

Effective September 10, 2026, Mr. Jiancong Huang resigned as a director and the Chairman of the board of directors (the “Board”) of ZK International Group Co., Ltd. (the “Company”). The resignation of Mr. Huang was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective September 10, 2026, Ms. Xiaofen Jin resigned as the Chief Financial Officer of Company. The resignation of Ms. Jin was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Effective September 10, 2026, Mr. Ruihong Ma, was elected as the Chairman of the Board and the Chief Financial Officer by the remaining members of the Board to fill the vacancies resulting from the resignations of Mr. Huang and Ms. Jin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2026	ZK International Group Co., Ltd.

	By:	/s/ Ruihong Ma
Ruihong Ma
Chief Executive Officer

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